UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Augmedix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05105P 107

(CUSIP Number)

Redmile Group, LLC

Attn: Jennifer Ciresi

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
22,131,580 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
22,131,580 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,131,580 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by Redmile Group, LLC (“Redmile”) consists of the Common Stock and warrants held directly by certain private investment vehicles managed by Redmile (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P., plus the shares of Common Stock that were granted to a managing director of Redmile in connection with his service as a member of the Issuer’s Board of Directors. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 13, 2024 (the “Form 10-Q”), plus (b) 5,709,792 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants and Breakeven Warrant as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
22,131,580 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
22,131,580 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,131,580 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.5% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by Mr. Green consists of the Common Stock and warrants held directly by the Redmile Funds, including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P., plus the shares of Common Stock that were granted to a managing director of Redmile in connection with his service as a member of the Issuer’s Board of Directors. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, plus (b) 5,709,792 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants and Breakeven Warrant as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,135,652 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,135,652 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,135,652 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,665,140 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
13,665,140 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,665,140 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.7% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 9,446,146 shares of Common Stock, a warrant to purchase 3,125,195 shares of Common Stock and a Breakeven Warrant to acquire 1,093,799 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a Pre-Funded Warrant that is currently exercisable, plus (c) 1,093,799 shares of Common Stock issuable upon the exercise of a Breakeven Warrant that is currently exercisable.

This amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021, amendment No. 2 to the Schedule 13D filed with the SEC on October 28, 2021, amendment No. 3 to the Schedule 13D filed with the SEC on September 2, 2022, amendment No. 4 to the Schedule 13D filed with the SEC on April 21, 2023, amendment No. 5 to the Schedule 13D filed with the SEC on May 4, 2023, amendment No. 6 to the Schedule 13D filed with the SEC on June 15, 2023, and amendment No. 7 to the Schedule 13D filed with the SEC on November 22, 2023 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, and certain affiliates relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 8, the Prior Schedule 13D is unchanged.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 32,914 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iv) 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (v) a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vi) 9,446,146 shares of Common Stock, a Pre-Funded Warrant to purchase 3,125,195 shares of Common Stock, and a Breakeven Warrant to purchase 1,093,799 shares of Common Stock held by RedCo II. Redmile is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (vi) (collectively, the “Redmile Funds”) and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile, Mr. Green and each Redmile Fund each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Redmile and Mr. Green may also be deemed to beneficially own 41,461 shares of Common Stock issued to Robert Faulkner. The Common Stock were granted in the form of restricted stock units to Mr. Faulkner, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer, and have vested pursuant to the terms of the non-employee director compensation policy. Pursuant to the policies of Redmile, Mr. Faulkner holds the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates, and has assigned all economic, pecuniary and voting rights in respect of the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

For purposes of this Schedule 13D with respect to Redmile and Mr. Green, the percent of class was calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2024, filed with the SEC on May 13, 2024 (the “Form 10-Q”), plus (b) 5,709,792 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and Breakeven Warrants held by certain of the Redmile Funds that are currently exercisable.

For purposes of this Schedule 13D with respect to Redmile Private Investments II, L.P., the percent of class was calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

For purposes of this Schedule 13D with respect to RedCo II, the percent of class was calculated based on: (a) 48,967,729 shares of Common Stock outstanding as of May 10, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a Pre-Funded Warrant that is currently exercisable, plus (c) 1,093,799 shares of Common Stock issuable upon the exercise of a Breakeven Warrant that is currently exercisable.

(b) For each Reporting Person:

Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 22,131,580

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 22,131,580

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 22,131,580

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 22,131,580

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,135,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,135,652

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 13,665,140

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 13,665,140

(c) No transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by replacing the last paragraph of Item 6 as follows:

Merger Agreement

On July 19, 2024, Commure, Inc. (“Parent”), Anderson Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger: (a) each issued and outstanding share of the Issuer’s Common Stock (other than shares owned by the Issuer, Parent or Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub or by stockholders of the Company who have neither voted in favor of the Merger nor consented to the Merger in writing and who have properly and validly exercised their statutory appraisal rights) will be converted into the right to receive an amount of cash equal to $2.35, without interest (the “Price Per Share”); (b) each outstanding restricted stock unit of the Issuer, whether vested or unvested as of the effective time of the Merger, will be converted into, or replaced with, the right to receive an amount of cash calculated based on the Price Per Share, (c) with respect to the outstanding and unexercised warrants to purchase shares of the Issuer’s Common Stock (each, an “Issuer Warrant”), (i) each Issuer Warrant that pursuant to the terms of such warrant requires a payment to the holder thereof and provides for deemed exercise as a result of the Merger shall be converted into the right to receive an amount in cash calculated pursuant to the terms of the Issuer Warrant, and (ii) each Issuer Warrant that does not provide for expiration, termination or deemed exercise as a result of the Merger shall be converted into a warrant entitling the holder thereof to receive upon exercise an amount in cash calculated pursuant to the terms of such Issuer Warrant; and (d) each outstanding and unexercised option to purchase the Issuer’s Common Stock (each, an “Issuer Option”), whether vested or unvested as of the effective time of the Merger, will be converted into the right to receive an amount of cash equal to the product of (i) the aggregate number of shares of Company Common Stock subject to each Issuer Option multiplied by (ii) the excess, if any, of the Per Share Price over the applicable per share exercise price attributable to such Issuer Option, subject to any applicable tax withholdings and/or subject to the same terms and conditions as applied to such unvested Issuer Option  The Redmile Funds own shares of Common Stock and Issuer Warrants, and Redmile beneficially owns shares of Common Stock issued pursuant to restricted stock units of the Issuer.

Consummation of the Merger is subject to the satisfaction or waiver of customary closing conditions, including adoption of the Merger Agreement by the Company’s stockholders and the absence of any statute, rule, regulation, order, or other legal or regulatory restraint preventing, prohibiting or enjoining the consummation of the Merger.

As more fully set forth in the Merger Agreement, upon the closing of the Merger, concurrent with the aforementioned conversion into, or replacement with, the right to receive cash, all of the Common Stock, restricted stock units of the Issuer, Issuer Warrants, and Issuer Options (the “Issuer Securities”) will be cancelled and extinguished, and Parent shall own 100% of the outstanding equity securities of the surviving Issuer.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.17 and is incorporated herein by reference.

Voting and Support Agreement

On July 19, 2024, in connection with the Merger Agreement, the Redmile Funds that are stockholders of the Issuer entered into a Voting and Support Agreement (the “Support Agreement”) with Parent and Merger Sub, pursuant to which such Redmile Funds agreed, until the Termination Date (as defined in the Support Agreement): (a) to vote (or cause to be voted), in person or by proxy, all shares of Common Stock beneficially owned by the Redmile Funds that are entitled to vote (i) in favor of the Merger and the other transactions contemplated by the Merger Agreement; and (ii) against any action or agreement which would reasonably be expected to impede, materially delay or adversely affect the consummation of the Merger; (b) to not exercise any available dissenter’s right; and (c) except as expressly provided in the Support Agreement or the Merger Agreement, to not (i) transfer, assign, sell, gift-over, hedge, pledge or otherwise dispose of, enter into any derivative arrangement with respect to, or create any lien or encumbrance on (“Transfer”) any beneficial ownership interest in the Issuer Securities (each, an “Equity Interest”) held by the Redmile Funds; (ii) enter into any agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Issuer Securities with respect to any matter that is in contravention of the obligations of the Redmile Funds under the Support Agreement with respect to their Equity Interests (the “Support Obligations”); (iv) deposit any Equity Interests into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Equity Interests in contravention of the Support Obligations; or (v) knowingly take or cause the taking of any other action that would materially restrict or prevent the performance of the Support Obligations. Notwithstanding the foregoing, the Support Agreement does not prevent the Transfer of Equity Interests, subject to certain conditions, (A) by will, intestacy, governmental order or by operation of law or other transfers for estate planning purposes, (B) to satisfy taxes or tax withholding obligations, (C) as an in-kind distribution to any stockholders, members partners or equityholders of the Redmile Funds, (D) indirectly by limited partners that transfer any equity interests in any Redmile Fund not formed for the sole purpose of holding the Issuer’s Common Stock, (E) to any affiliate or permitted transferee of the Redmile Funds, or (F) as Parent may otherwise agree in writing in its sole discretion.

In the event the Redmile Funds fails to vote their shares of Common Stock as required by the Support Agreement, the Redmile Funds further grants to Parent an irrevocable power of attorney and proxy to vote and execute written consents with respect to their shares of Common Stock in accordance with the requirements of the Support Agreement.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.18 and is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.17, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description

Exhibit 99.17	Agreement and Plan of Merger, dated as of July 19, 2024 by and among Parent, Merger Sub, and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 19, 2024)
Exhibit 99.18	Voting and Support Agreement, dated July 19, 2024 by and among Parent, Merger Sub, and the Redmile Funds

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: July 19, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: July 19, 2024	redmile private investments ii, l.p.
By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: July 19, 2024	RedCo II MAster fund, L.P.
By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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